UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Wilsons The Leather Experts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

972463103

(CUSIP Number)

Jason G. Bernzweig
Sun Capital Securities, LLC
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCSF Equities, LLC 20-2978626

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Fund, LP 20-0768577

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Advisors, LP 20-0768517

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities, LLC 20-0768441

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Leder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 972463103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodger R. Krouse

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 1,759,869 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 1,759,869 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,869 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”),  Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (“Commission”) on  May 30, 2006 and amended on June 14, 2006,  June 20, 2006 and June 26, 2006 (as hereby amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Wilsons The Leather Experts, Inc., a Minnesota corporation (the “Issuer”).

Items 2, 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.                          Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being jointly filed by each of the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

(a)-(b)               On July 23, 2007, the Reporting Persons sold shares of Common Stock decreasing the total number of shares beneficially owned by the Reporting Persons to 1,759,869 or approximately 4.5% of the Issuer’s outstanding Common Stock.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.  On July 12, 2007, the Reporting Persons sold 257,100 shares of Common Stock at an average sale price per share of $2.23. On July 13, 2007, the Reporting Persons sold 5,200 shares of Common Stock at an average sale price per share of $2.29. On July 16, 2007, the Reporting Persons sold 3,300 shares of Common Stock at an average sale price per share of $2.28. On July 18, 2007, the Reporting Persons sold 43,400 shares of Common Stock at an average sale price per share of $2.24. On July 23, 2007, the Reporting Persons sold 1,807,600 shares of Common Stock at an average sale price per share of $2.20. The transactions were effected by SCSF Equities and were open market purchases on the NASDAQ Stock Exchange.

Item 7.                          Materials to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement, dated June 26, 2006, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on June 26, 2006).

Exhibit B	Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and filed herewith onbehalf of the Reporting Persons.

Dated: July 24, 2007	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Bruce I. March and Brian J. Gavsie signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or owner of greater than 10% of the outstanding Common Stock of SCSF Equities, LLC, a Delaware limited liability (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder as well as a Schedule 13D or Schedule 13G and any amendments thereto; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and Schedule 13D or Schedule 13G and any amendments thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the New York Stock Exchange and the Nasdaq Global Select Market; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until each of the undersigned is no longer required to file Forms 3, 4 and 5 or Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company unless earlier revoked by each of the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

This Power of Attorney shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any principles of conflicts of laws.

IN WITNESS WHEREOF, each of the undersigned has caused his or its name to be hereto signed and these presents to be acknowledged by its duly elected and authorized officer this 29th day of December, 2006.

SCSF Equities, LLC

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities, LLC

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

/s/ Marc J. Leder
Marc J. Leder

/s/ Rodger R. Krouse
Rodger R. Krouse

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each manager of Sun Offshore Fund.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Director	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Rodger R. Krouse	Director	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Annex I

Background Information Regarding Affiliates of the Reporting Persons Having

No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network.  Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry.  Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 145 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen.